FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of November 09, 2012

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29 avenue de la Porte-Neuve
3rd Floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No_ ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2012 third quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2012

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2012 Third Quarter Results

The financial information contained in this press release is based on unaudited consolidated condensed interim financial statements presented in U.S. dollars (US$) and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, November 7, 2012 - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter and nine months ended September 30, 2012 with comparison to its results for the quarter and nine months ended September 30, 2011.

Summary of 2012 Third Quarter Results

(Comparison with second quarter of 2012 and third quarter of 2011)

Q3 2012	Q2 2012	Q3 2011
Net sales (US$ million)	2,657.1	2,801.5	(5%)	2,494.8	7%
Operating income (US$ million)	583.6	620.9	(6%)	468.6	25%
Net income (US$ million)	437.5	460.2	(5%)	365.5	20%
Shareholders’ net income (US$ million)	436.4	461.1	(5%)	325.0	34%
Earnings per ADS (US$)	0.74	0.78	(5%)	0.55	34%
Earnings per share (US$)	0.37	0.39	(5%)	0.28	34%
EBITDA* (US$ million)	679.0	758.6	(10%)	603.6	12%
EBITDA margin (% of net sales)	26%	27%		24%

*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals) and in Q3 2012 excludes a non-recurring gain of $49 million, recorded in Other operating income corresponding to a tax related lawsuit collected in Brazil.

Sales increased year on year led by higher demand in North and South America, but, sequentially, they were affected by lower shipments to the Middle East and lower demand for industrial products in Europe, in addition to seasonal factors.

EBITDA, excluding extraordinary items, declined 10% sequentially with margins being affected by product mix (a lower proportion of seamless products in the sales mix) and efficiency losses related to operational issues at the Tamsa steel shop and plant maintenance shutdowns.

Cash flow from operations remains strong and amounted to US$491.4 million for the quarter. Our net debt (total borrowings less cash and other current investments) decreased to US$265.8 million, at the end of the third quarter of 2012, from US$540.5 million at the end of the previous quarter.

Interim Dividend Payment

Our board of directors approved the payment of an interim dividend of US$0.13 per share (US$0.26 per ADS), or approximately US$153 million. The payment date will be November 22, 2012 (however, because such date is not a business day in the U.S., shareholders in all jurisdictions may receive their interim dividend on or after November 23, 2012, which is the first business day following the stated payment date), and the ex-dividend date will be November 19, 2012.

Changes in Segment Reporting

Following the acquisition of the non-controlling interests in Confab Industrial S.A. (Confab) and its further delisting, we have changed our internal organization and therefore combined the Tubes and Projects segments.

Therefore, starting with the financial statements for the period ended September 30, 2012, we will report under segments: Tubes (tubular products and services) and Others (other products and services).

Additionally, the coiled tubing operations, which were previously included in the Tubes segment and which accounted for 1% of total sales in 2011, have been reclassified to Others.

Market Background and Outlook

In spite of the weak economic recovery, demand for energy has remained stable and oil prices are at levels which should continue to support investment in exploration and production activity worldwide during 2013.

North American natural gas prices have risen above their early year lows as demand shows strong year on year growth. In 2013, we expect drilling activity for gas to recover gradually.

In the fourth quarter of 2012, however, our sales in North America will be affected by the current market uncertainty that is driving a reduction in OCTG inventories.

In the rest of the world, drilling activity should increase gradually led by the growth in the exploration and development of deepwater and unconventional reserves. In the coming quarters, sales to oil and gas customers in the Middle East are expected to recover from the low level of the third quarter.

Sales to industrial markets, particularly in Europe, are expected to remain at low levels.

EBITDA margins are expected to remain at the level of this third quarter, as the impact of lower prices in less differentiated segments is likely to offset product mix and industrial efficiency improvements.

Analysis of 2012 Third Quarter Results

Tubes Sales volume (metric tons)	Q3 2012	Q2 2012	Q3 2011
Seamless	642,000	701,000	(8%)	650,000	(1%)
Welded	305,000	287,000	6%	266,000	15%
Total	947,000	988,000	(4%)	916,000	3%

Tubes	Q3 2012	Q2 2012	Q3 2011
(Net sales - $ million)
North America	1,260.0	1,270.1	(1%)	1,014.4	24%
South America	610.3	537.4	14%	490.3	24%
Europe	252.9	285.1	(11%)	273.2	(7%)
Middle East & Africa	235.9	352.5	(33%)	355.2	(34%)
Far East & Oceania	109.4	130.4	(16%)	142.2	(23%)
Total net sales ($ million)	2,468.5	2,575.4	(4%)	2,275.2	8%
Operating income ($ million)	559.8	589.3	(5%)	440.8	27%
Operating margin (% of sales)	23%	23%		19%

Net sales of tubular products and services increased 8% year on year but decreased 4% sequentially as sales were mainly affected by lower shipments to the Middle East and lower demand for industrial products in Europe. In North America, sequentially lower sales of deepwater line pipe in the Gulf of Mexico were largely offset by higher sales in Mexico. Sales increased in South America, mainly in Argentina and Colombia. In Europe, lower demand from the industrial sector and seasonally lower sales to distributors were the main causes of the sequential decrease. In the Middle East and Africa sales decreased sequentially due to lower shipments relating to the timing of orders. In the Far East and Oceania sales decreased sequentially due to lower sales of OCTG and structural products.

Operating income from tubular products and services, which, in the third quarter of 2012, included a non-recurring gain of US$49.2 million, increased 27% year on year but decreased 5% sequentially. The sequential decline in operating income reflects a lower proportion of seamless pipes in the sales mix and efficiency losses related to operational issues at the Tamsa steel shop and plant maintenance shutdowns.

Others	Q3 2012	Q2 2012	Q3 2011
Net sales ($ million)	188.5	226.6	(17%)	219.6	(14%)
Operating income ($ million)	23.8	31.5	(24%)	27.7	(14%)
Operating margin (% of sales)	13%	14%		13%

Net sales of other products and services decreased 14% year on year and 17% sequentially, reflecting lower sales of industrial equipment in Brazil, which also impacted operating income and margins.

Selling, general and administrative expenses, or SG&A, amounted to 17.3% of net sales in the third quarter of 2012, compared to 17.4% in the previous quarter and 18.5% in the third quarter of 2011.

Other operating income, net, amounted to US$44.2 million in the third quarter of 2012, compared to US$0.8 million in the previous quarter and US$1.6 million in the third quarter of 2011. In August, 2012, Confab, our Brazilian subsidiary, collected US$49 million from the Brazilian government, in interest and monetary adjustment over a tax benefit received in 1991.

Net interest expenses amounted to US$8.8 million in the third quarter of 2012, compared to US$7.0 million in the previous quarter and US$8.5 million in the third quarter of 2011.

Other financial results generated a loss of US$15.2 million during the third quarter of 2012, compared to a loss of US$16.5 million in the previous quarter and a gain of US$28.0 million during the third quarter of 2011. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. During the third quarter of 2011, these gains were mainly attributable to the revaluation of the U.S. dollar against the Brazilian real (+18.6%), as our Brazilian subsidiaries held a positive net financial position in U.S. dollar in the quarter.

Equity in earnings of associated companies generated a gain of US$14.4 million in the third quarter of 2012, compared to a gain of US$11.1 million in the previous quarter and a gain of US$1.5 million in the third quarter of 2011. These gains were derived mainly from our equity investment in Ternium and reflected higher results at Ternium.

Income tax charges totalled US$136.5 million in the third quarter of 2012, equivalent to 24% of income before equity in earnings of associated companies and income tax, compared to 25% in the previous quarter and in the third quarter of 2011.

Results attributable to non-controlling interests amounted to gains of US$1.1 million in the third quarter of 2012, compared to losses of US$0.9 million in the previous quarter and to gains of US$40.5 million in the third quarter of 2011. Year on year, the reduction in gains attributable to non-controlling interests is due to the acquisition of all the non-controlling interests in Confab in the second quarter of 2012.

Cash Flow and Liquidity of 2012 Third Quarter

Net cash provided by operations during the third quarter of 2012 was US$491.4 million, compared to US$414.5 million in the previous quarter and US$336.3 million in the third quarter of 2011. Working capital increased by US$107.1 million during the third quarter of 2012, compared to a decrease of US$53.1 million in the previous quarter and a negligible increase in the third quarter of 2011. The increase in working capital in the third quarter of 2012, was mainly due to a decrease in trade payables, following the conclusion of several plant maintenance shutdowns.

Capital expenditures amounted to US$187.0 million in the third quarter of 2012, compared to US$204.5 million in the previous quarter and US$212.1 million in the third quarter of 2011.

Our net debt (total borrowings less cash and other current investments) decreased to US$265.8 million, at the end of the third quarter of 2012, from US$540.5 million at the end of the previous quarter.

Analysis of 2012 First Nine Months Results

	9M 2012	9M 2011	Increase/(Decrease)
Net sales (US$ million)	8,075.9	7,221.9	12%
Operating income (US$ million)	1,770.6	1,306.9	35%
Net income (US$ million)	1,351.1	994.4	36%
Shareholders’ net income (US$ million)	1,341.4	931.6	44%
Earnings per ADS (US$)	2.27	1.58	44%
Earnings per share (US$)	1.14	0.79	44%
EBITDA* (US$ million)	2,142.0	1,707.4	25%
EBITDA margin (% of net sales)	27%	24%

*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals) and in 9M 2012 excludes a non-recurring gain of $49 million, recorded in Other operating income corresponding to a tax related lawsuit collected in Brazil.

Tubes Sales volume (metric tons)	9M 2012	9M 2011	Increase/(Decrease)
Seamless	2,007,000	1,904,000	5%
Welded	882,000	833,000	7%
Total	2,889,000	2,737,000	6%

Tubes	9M 2012	9M 2011	Increase/(Decrease)
(Net sales - $ million)
North America	3,798.6	2,906.4	31%
South America	1,612.3	1,531.5	5%
Europe	799.6	791.7	1%
Middle East & Africa	869.1	946.0	(8%)
Far East & Oceania	365.5	410.5	(11%)
Total net sales ($ million)	7,445.2	6,586.1	13%
Operating income ($ million)	1,679.6	1,200.5	40%
Operating margin (% of sales)	23%	18%

Net sales of tubular products and services increased 13% to US$7,445.2 million in the first nine months of 2012, compared to US$6,586.1 million in the first nine months of 2011, reflecting a 6% increase in volumes and a 4% increase in average selling prices.

Operating income from tubular products and services increased 40% to US$1,679.6 million in the first nine months of 2012, from US$1,200.5 million in the first nine months of 2011, reflecting a 13% increase in sales and an improvement in the operating margin, mainly reflecting a better absorption of fixed and semi-fixed expenses on higher sales.

Others	9M 2012	9M 2011	Increase/(Decrease)
Net sales ($ million)	630.7	635.8	(1%)
Operating income ($ million)	91.0	106.5	(14%)
Operating margin (% of sales)	14%	17%

Net sales of other products and services decreased 1% to US$630.7 million in the first nine months of 2012, compared to US$635.8 million in the first nine months of 2011, mainly due to lower sales of industrial equipment in Brazil and coiled tubing, almost offset by higher sales of sucker rods.

Operating income from other products and services decreased 14% to US$91.0 million in the first nine months of 2012, compared to US$106.5 million during the first nine months of 2011, reflecting lower sales and operating margins.

SG&A amounted to 17.2% of net sales during the first nine months of 2012, compared to 19.2% in the same period of 2011.

Net interest expenses amounted to US$16.2 million in the first nine months of 2012 compared to US$19.6 million in the same period of 2011.

Other financial results amounted to a loss of US$18.5 million during the first nine months of 2012, compared to a gain of US$16.7 million during the first nine months of 2011. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments and are partially offset by changes to our net equity position. These gains and losses are mainly attributable to variations in the exchange rates between our subsidiaries’ functional currencies (other than the US dollar) and the US dollar, in accordance with IFRS.

Equity in earnings of associated companies generated a gain of US$44.6 million in the first nine months of 2012, compared to a gain of US$48.5 million in the first nine months of 2011. These gains were derived mainly from our equity investment in Ternium.

Income tax charges totalled US$429.5 million in the first nine months of 2012, equivalent to 25% of income before equity in earnings of associated companies and income tax, compared to US$358.1 million in the first nine months of 2011, equivalent to 27% of income before equity in earnings of associated companies and income tax.

Income attributable to non-controlling interests declined to US$9.7 million in the first nine months of 2012, compared to US$62.8 million in the first nine months of 2011, as in the second quarter of 2012, we acquired all the non-controlling interests in Confab.

Cash Flow and Liquidity of 2012 First Nine Months

During the first nine months of 2012, net cash provided by operations was US$1,513.8 million, compared to US$827.1 million in the same period of 2011. Working capital increased by US$55.7 million in the first nine months of 2012, compared with an increase of US$492.6 million in the first nine months of 2011.

Capital expenditures amounted to US$587.9 million in the first nine months of 2012, compared with US$673.9 million in the same period of 2011.

Following our investments in Brazil during the first half of the year, amounting to US$1.3 billion (US$504.6 million in Usiminas and US$758.5 million in Confab) and the payment of a dividend of US$295.1 million, our financial position at September 30, 2012, amounted to a net debt position (total borrowings less cash and other current investments) of US$265.8 million, compared with a net cash position of US$323.6 million at December 31, 2011.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Press releases and financial statements can be downloaded from Tenaris’s website at www.tenaris.com/investors.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended September 30,		Nine-month period ended September 30,
	2012	2011	2012	2011
Continuing operations	Unaudited		(Unaudited)
Net sales	2,657,069	2,494,840	8,075,910	7,221,927
Cost of sales	(1,658,967)	(1,563,520)	(4,964,776)	(4,534,895)
Gross profit	998,102	931,320	3,111,134	2,687,032
Selling, general and administrative expenses	(458,716)	(464,419)	(1,389,514)	(1,384,396)
Other operating income (expenses) net	44,174	1,654	49,027	4,303
Operating income	583,560	468,555	1,770,647	1,306,939
Interest income	9,413	5,547	24,702	19,747
Interest expense	(18,247)	(14,073)	(40,860)	(39,362)
Other financial results	(15,154)	28,019	(18,549)	16,669
Income before equity in earnings of associated companies and income tax	559,572	488,048	1,735,940	1,303,993
Equity in earnings of associated companies	14,406	1,514	44,624	48,519
Income before income tax	573,978	489,562	1,780,564	1,352,512
Income tax	(136,491)	(124,074)	(429,490)	(358,124)
Income for the period	437,487	365,488	1,351,074	994,388

Attributable to:
Equity holders of the Company	436,431	324,991	1,341,360	931,583
Non-controlling interests	1,056	40,497	9,714	62,805
	437,487	365,488	1,351,074	994,388

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At September 30, 2012		At December 31, 2011
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	4,327,490		4,053,653
Intangible assets, net	3,242,640		3,375,930
Investments in associated companies	1,104,436		670,248
Other investments	2,567		2,543
Deferred tax assets	222,758		234,760
Receivables	129,903	9,029,794	133,280	8,470,414

Current assets
Inventories	2,988,690		2,806,409
Receivables and prepayments	278,126		241,801
Current tax assets	182,832		168,329
Trade receivables	1,919,482		1,900,591
Available for sale assets	21,572		21,572
Other investments	888,760		430,776
Cash and cash equivalents	787,540	7,067,002	823,743	6,393,221
Total assets		16,096,796		14,863,635

EQUITY
Capital and reserves attributable to the Company’s equity holders		11,172,365		10,506,227
Non-controlling interests		179,541		666,716
Total equity		11,351,906		11,172,943

LIABILITIES
Non-current liabilities
Borrowings	599,053		149,775
Deferred tax liabilities	781,588		828,545
Other liabilities	206,340		233,653
Provisions	67,499		72,975
Trade payables	1,222	1,655,702	2,045	1,286,993

Current liabilities
Borrowings	1,343,059		781,101
Current tax liabilities	256,893		326,480
Other liabilities	385,860		305,214
Provisions	20,899		33,605
Customer advances	160,188		55,564
Trade payables	922,289	3,089,188	901,735	2,403,699
Total liabilities		4,744,890		3,690,692
Total equity and liabilities		16,096,796		14,863,635

Consolidated Condensed Interim Statement of Cash Flow

	Three-month period ended September 30,		Nine-month period ended September 30,
(all amounts in thousands of U.S. dollars)	2012	2011	2012	2011
	(Unaudited)		(Unaudited)
Cash flows from operating activities
Income for the period	437,487	365,488	1,351,074	994,388
Adjustments for:
Depreciation and amortization	144,713	135,064	420,597	400,465
Income tax accruals less payments	(20,417)	62,698	(126,196)	109,933
Equity in earnings of associated companies	(14,406)	(1,514)	(44,624)	(48,519)
Interest accruals less payments, net	(6,126)	(635)	(24,382)	(28,455)
Changes in provisions	(1,625)	(9,597)	(18,182)	10,319
Changes in working capital	(107,051)	5,946	(55,708)	(492,611)
Other, including currency translation adjustment	58,804	(221,176)	11,237	(118,460)
Net cash provided by operating activities	491,379	336,274	1,513,816	827,060
Cash flows from investing activities
Capital expenditures	(186,964)	(212,139)	(587,890)	(673,930)
Acquisitions of subsidiaries and associated companies	(6,228)	-	(510,825)	-
Proceeds from disposal of property, plant and equipment and intangible assets	883	1,372	3,798	3,339
Dividends and distributions received from associated companies	6	-	18,708	17,229
Changes in investments in short term securities	(469,351)	236,668	(457,984)	41,986
Net cash used in investing activities	(661,654)	25,901	(1,534,193)	(611,376)
Cash flows from financing activities
Dividends paid	-	-	(295,134)	(247,913)
Dividends paid to non-controlling interest in subsidiaries	-	(5,964)	(905)	(11,699)
Acquisitions of non-controlling interests	(38)	(90)	(758,577)	(16,579)
Proceeds from borrowings	491,143	223,723	1,705,377	713,518
Repayments of borrowings	(243,114)	(174,150)	(682,230)	(715,262)
Net cash used in financing activities	247,991	43,519	(31,469)	(277,935)

Decrease in cash and cash equivalents	77,716	405,694	(51,846)	(62,251)

Movement in cash and cash equivalents
At the beginning of the period	693,712	362,043	815,032	820,165
Effect of exchange rate changes	3,567	(13,621)	11,809	(3,798)
Decrease in cash and cash equivalents	77,716	405,694	(51,846)	(62,251)
At September 30,	774,995	754,116	774,995	754,116

	At September 30,		At September 30,
Cash and cash equivalents	2012	2011	2012	2011
Cash at banks, liquidity funds and short-term investments	787,540	764,787	787,540	764,787
Bank overdrafts	(12,545)	(10,671)	(12,545)	(10,671)
	774,995	754,116	774,995	754,116